Exhibit 99

Email Subject: [Important Notice] The Here fractional investment platform is shutting down

Headline: The Here fractional investment platform is shutting down.

We launched Here in 2022 with a mission to make it easy for anyone to become a vacation rental investor. We’re grateful for everyone who believed in our mission and invested with Here.

With a heavy heart, we are sad to share that the Here fractional investment platform will be shutting down on January 3rd, 2024, due to the current interest rate environment and economic conditions.

Here Investments Inc. as the manager of each of the Series, will list each Series property for sale, and once sold, we will be returning the net proceeds to the applicable investors in each of our Series.

Net proceeds will be after payment of all selling expenses, Series wind-down costs, loan repayments, and payments of deferred fees owed to the Manager.

As Manager, Here Investments Inc. will manage the sale process to achieve the best possible outcome for investors, recognizing that given the economic environment, the market will ultimately determine the sale terms.

Our goal is to sell all of the properties within approximately the next 6 months so as to allow sufficient time to maximize value. Here will continue to file all required SEC reports with respect to Here and each Series until it has sold all of the properties and winds down either a Series or Here itself upon the sale of the last property. Ongoing filings can be found here. Given that the Here fractional investment platform is now terminated, we will not be able to respond to inquiries and can only communicate with investors through our public filings.

Here does not directly hold any customer deposits or securities. All cash deposits and securities associated with customer accounts are held with a registered custodian, Drivewealth.

Throughout this transition, the introducing broker dealer to Drivewealth, Templum Markets, will be operating a temporary portal to enable investors to access their Here portfolio and withdraw funds once each Here property has been sold.

You can access your Here account at Drivewealth by using the email associated with your Here account via the Templum Markets investor portal found below.

https://here.templummarkets.com/authentication

When logging in to Templum Markets for the first time, you will need to click the forgot my password link to create a new password.

For security purposes, Multi-factor Authentication (MFA) will be enabled by default.